Exhibit (h)(39)

March 20, 2006

Ladies and Gentlemen:

This letter sets forth the agreement between Credit Suisse Asset Management, LLC (“CSAM”) and TIAA-CREF Life Insurance Company (the “Company”) concerning certain administrative services to be provided by you on a sub-administration basis, with respect to Designated Portfolios (as defined below) of Credit Suisse Trust (the “Fund”).

1.	Administrative Services and Expenses. Administrative services for the Account (as defined below) which invests in Designated Portfolios (as defined below) of the Fund pursuant to the Participation Agreement between the Company, the Fund, Credit Suisse Asset Management Securities, Inc. (“CSAMSI”) and CSAM (the “Participation Agreement”) and for purchasers of Contracts (as defined below) are the responsibility of the Company. Administrative services for the Designated Portfolios, in which the Account invests, and for purchasers of shares of the Designated Portfolios, are the responsibility of the Fund, CSAMSI or CSAM. Capitalized terms not defined herein shall have the meanings ascribed to them in the Participation Agreement.

You have agreed to assist us, as we may request from time to time, with the provision of administrative services (“Administrative Services”) to the Designated Portfolios, on a sub-administration basis, as they may relate to the investment in the Designated Portfolios by the Account. It is anticipated that Administrative Services may include (but shall not be limited to) the mailing of Fund reports, notices, proxies and proxy statements and other informational materials to holders of the Contracts supported by the Account with allocations to the Designated Portfolios; the provision of various reports for the Fund and for submission to the Fund’s Board of Trustees; the provision of shareholder support services with respect to the Designated Portfolios; such services listed on Schedule A attached hereto and made a part hereof.

2.	Administrative Expense Payments. In consideration of the anticipated administrative expense savings resulting from the arrangements set forth in this letter agreement, CSAM agrees to pay the Company on a quarterly basis an amount set forth in Schedule B attached hereto and made a part hereof.

For purposes of computing the payment to the Company contemplated under this Paragraph 2 for each quarterly period, the average daily net assets invested by the Account shall be multiplied by the rate shown in Schedule B multiplied by the actual number of days in the period divided by 365.

The expense payment contemplated by this Paragraph 2 shall be calculated by CSAM at the end of each quarter and will be paid to the Company within 30 days thereafter. Payment will be accompanied by a statement showing the calculation of the quarterly amount payable by CSAM and such other supporting data as may be reasonably requested by the Company.

3.	Nature of Payments. The parties to this letter agreement recognize and agree that CSAM’s payments to the Company relate to Administrative Services only. The amount of